# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: U.S. GOLD CORP., CIK 0000027093
CUSIP: 90291C201
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: SUITE 102 - BOX 604, 1910 E IDAHO STREET, ELKO, Nevada (NV), 89801
Date of event which requires filing of this statement: 05/07/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001026505

## Reporting persons
- AKIN THOMAS B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 621,201; shared voting power 0; sole dispositive power 621,201; shared dispositive power 0; aggregate amount beneficially owned 621,201 (5.8% of the class)

## Item 1. Issuer
Name of issuer: U.S. GOLD CORP.
Address of issuer's principal executive offices: SUITE 102 - BOX 604, 1910 E IDAHO STREET, ELKO, NEVADA, 89801

## Item 2. Person Filing
Name of person filing: Thomas B. Akin
Address of principal business office or, if none, residence:
30 Liberty Ship Way, Suite 3110
Sausalito, CA 94965
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 621,201. This includes (a) 596,201 shares of common stock held by the Reporting Person and (b) 25,000 shares of common stock that the Reporting Person has the right to acquire from the Issuer immediately or within sixty days of May 7, 2024, pursuant to the exercise of 25,000 Warrants.
Percent of class: 5.8. Percentage ownership based on 10,732,277 shares outstanding as of April 15, 2024, as reported in the Issuer's Form 8K filed April 18, 2024.
Sole power to vote or to direct the vote: 621,201
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 621,201
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AKIN THOMAS B: /s/ Thomas B. Akin, Thomas B. Akin (05/07/2024)